August 11, 2015
VIA EDGAR

Larry Spirgel United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-4628

    Re:     TrueBlue, Inc.
Registration Statement on Form S-3
Filed August 5, 2015
File No. 333-206115

Dear Mr. Spirgel:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, TrueBlue, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to August 14, 2015, at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.
The Company hereby acknowledges that:
1.    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.    the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or require any additional information, please do not hesitate to call Kristy Harlan at K&L Gates LLP, the Company’s outside counsel, at (206) 370-6651.
Very truly yours,

TrueBlue, Inc.

/s/ Derrek L. Gafford
Signature
By:	Derrek L. Gafford, Chief Financial Officer and Executive Vice President

cc:    Kristy Harlan
K&L Gates LLP